

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 16, 2015

Omri Revivo
President
WIGI4YOU INC.
Derech Magdiel 39/11
Hod-hasharon, Israel 45342

> **Re:    WIGI4YOU INC.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2015**
> **File No. 333-206450**

Dear Mr. Revivo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

Exhibit 99.1

2.    It appears your subscription price should state $0.025 per share of common stock. Please advise. Also, please tell us why your subscription agreement refers to "WIGI, Inc.," a separate business entity registered under the state of Delaware; otherwise, please revise.

       You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc:     James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP